FORM 4

|_|        Check this box if no longer
           subject to Section 16.
           Form 4 or Form 5
           obligations may continue.
           See Instruction 1(b).

                                  U.S. SECURITIES AND EXCHANGE COMMISSION

                                         Washington, D.C.  20549

                                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3525-0287
Expires:    September 30, 1998
Estimated average burden
hours per response. . . 0.5



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1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to Issuer
                                                                                                (Check all applicable)

                                                Warrantech Corp. - WTEC                    __x__Director           __x__10% Owner

                                                                                           _____Officer             ____Other
                                                                                           give title below)        (specify below)


                                                                                        7.  Individual or Joint/Group Filing
                                                                                               (check applicable line)

                                                                                     X  Form filed by One Reporting Person
  Tweed                  William
                                                                                        Form filed by More than One Reporting Person

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                                                             3.  IRS or Social Security          4.  Statement for
                                                                 Number of Reporting                 Month/Year
                                                                 Person (Voluntary)
    (Last)                (First)              (Middle)                                                    January, 1999


c/o Warrantech Corporation, 300 Atlantic Street


------------------------------------------------------------                                   -------------------------------------
                         (Street)                                                                5.  If Amendment,
                                                                                                     Date of Original
                                                                                                    (Month/Year)
  Stamford                 CT                    06907
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    (City)                (State)                (Zip)

                                                Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1.  Title of Security     2.  Trans-   3.  Trans-      4.  Securities Acquired (A)  5.  Amount of       6.  Owner-    7.  Nature of
    (Instr. 3)                action       action          or Disposed of (D)           Securities          ship          Indirect
                              Date         Code            (Instr. 3, 4 and 5)          Beneficially        Form:         Beneficial
                             (Month/      (Instr. 8)                                    Owned at End        Direct        Ownership
                              Day/                                                      of Month            (D) or        (Instr. 4)
                              Year)                                                     (Instr. 3 and 4)    Indirect
                                                                                                            (I)
                                                                                                            (Instr. 4)
                                                                            --------------------------------------------------------
                                           Code  V        Amount  (A) or (D)  Price

Common Shares                1/1/99        A    V          250        A                                         D



Common Shares                1/27/99       S              62,000      D       $2.16         1,882,725 (2)(3)    D

Common Shares                                                                                    49,500         I            (1)



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***
===================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction 4(b) (v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)     FORM 4 (continued) Table II -- Derivative Securities
                                          Acquired, Disposed of, or Beneficially
                                          Owned (e.g., puts, calls, warrants,
                                          options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
1.Title of  2.Conver 3.Transac-  4.Transac-  5.Number of  6.Date Exer- 7.Title   8.Price of  9.Number of 10.Owner-    11. Nature of
 Derivative  sion or   tion Date   tion Code   Derivative   cisable and  & Amount  Derivative  Deriva-      ship form     Indirect
 Security    Exercise  (Month/     (Instr. 8)  Securities   Expiration   of Under  Security    tive         of Deriva     Beneficial
 (Instr.3)   Price of   Day/Year)              Acquired (A) Date (Month  lying Sec (Instr.5)   Securities   tive Sec      Ownership
             Deriv-                            or Disposal  /Day/Year)   urities               Beneficially urity;        (Instr.4)
             ative                             (D)(Instr. 3,             (Instr.3              Owned at End Direct(D)
             Security                           4, and 5)                 and 4)               of Month     or In-
                                                                                               (Instr.4)    direct(I)
                                                                                                            (Instr.4)

                                                            Date    Expira-      Amount or
                                   Code   V   (A)    (D)    Exer-   tion   Title Number of
                                                            cisable Date          Shares
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------


===============================================================================

Explanation of Responses:

(1) Does not include an aggregate of 7,500 shares owned by Mr. Tweed's mother and sister, 30,000 shares held by Lisa Tweed Barnett Trust f/b/o Brynn Ashley Collins and 60,000 shares held by Mr. Tweed's daughter, as to which Mr. Tweed disclaims any beneficial interest. Includes 23,000 held by Mr. Tweed for his daughter, 1,500 held by his wife and 25,000 held in trust. Mr. Tweed disclaims any beneficial interest in these shares as well.

(2) Includes 300,000 held by Mr. Tweed subject to a purchase option agreement with Dr. Michael Salpeter.

(3) The total number of shares held by Mr. Tweed has been previously reported incorrectly and has now been corrected.





Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



     /s/ William Tweed                                                2/10/99
---------------------------------------------                         -------
           **Signature of Reporting Person                             Date






**Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.